EXHIBIT 12

Actual Data	2010	2011	2012	2013	2014
Fixed Charges
Cash interest expense	$57,318	$57,476	$58,090	$58,578	$60,319
Paid in kind interest expense	3,263	6,300	6,423	6,551	10,071
Amortization of capitalized expenses related to indebtedness	7,192	10,143	10,421	10,571	11,272
Total fixed charges	$67,773	$73,919	$74,934	$75,700	$81,662
Earnings
Pre-tax earnings (loss)	$21,933	$(37,410)	$(34,473)	$(29,615)	$(37,016)
Fixed charges	67,773	73,919	74,934	75,700	81,662
Earnings before fixed charges	$89,706	$36,509	$40,461	$46,085	$44,646
Ratio of earnings to fixed charges	1.32	0.49	0.54	0.61	0.55
Deficit of fixed charged over pre-tax earnings	$—	$37,410	$34,473	$29,615	$37,016